Exhibit 99.5

www.excellonresources.com

EXCELLON REPORTS SECOND QUARTER 2022 FINANCIAL RESULTS

Toronto, Ontario – July 28, 2022 – Excellon Resources Inc. (TSX:EXN, NYSE:EXN and FRA:E4X2) (“Excellon” or the “Company”) is pleased to report financial results for the three- and six-month periods ended June 30, 2022.

Q2 2022 Financial and Operational Highlights (compared to Q2 2021)

●	Revenues of $7.8 million (Q2 2021 – $9.7 million), impacted by lower base metal production and provisional repayments due to lower metal prices
●	Production cost per tonne decreased 11% to $244 per tonne (Q2 2021 – $273 per tonne)
●	Total cash cost net of by-products per silver ounce payable increased 15% to $13.81 (Q2 2021 – $11.96)
●	All-in sustaining cost (“AISC”) per silver ounce payable decreased 27% to $19.24 (Q2 2021 – $26.53)
●	Net working capital totaled $0.1 million (excluding provision for litigation) at June 30, 2022 (December 31, 2021 – $0.3 million), with cash and marketable securities of $2.9 million (December 31, 2021 – $4.5 million)

Financial Results

Financial results for the periods indicated below were as follows:

(‘000s of USD, except amounts per share and per ounce)	Q2 2022	Q2 2021	H1 2022(6)	H1 2021
Revenue (1)	7,781	9,717	16,278	19,498
Production costs	(5,789)	(5,814)	(11,424)	(11,967)
Write-down of materials and supplies	(532)	-	(532)	-
Depletion and amortization	(2,939)	(1,773)	(5,217)	(3,563)
Cost of sales	(9,260)	(7,587)	(17,173)	(15,530)
Gross (loss) profit	(1,479)	2,130	(895)	3,968

Corporate administration	(1,191)	(1,640)	(2,501)	(3,983)
Exploration and holding expense	(839)	(1,800)	(1,955)	(2,873)
Other income (expense)	45	(188)	1,037	(837)
Finance expense	(1,186)	(1,025)	(2,101)	(1,750)
Income tax recovery (expense)	(90)	(22)	(22)	8
Net loss	(4,740)	(2,545)	(6,437)	(5,467)
Loss per share – basic and diluted	(0.14)	(0.08)	(0.19)	(0.17)
Cash flow (used in) from operations (2)	(41)	959	1,872	1,901

Production cost per tonne (3)	244	273	293	285
Cash cost per silver ounce payable net of by-products ($/Ag oz)	13.81	11.96	12.43	12.74
AISC per silver ounce payable ($/Ag oz) (4)	19.24	26.53	19.34	25.53

Realized prices: (5)
Silver – ($US/oz)	22.55	26.89	23.05	26.59
Lead – ($US/lb)	0.99	0.97	1.02	0.95
Zinc – ($US/lb)	1.78	1.33	1.72	1.29

(1)	Revenues are net of treatment and refining charges (“TC/RCs”).

(2)	Cash flow from operations before changes in working capital.
(3)	Production cost per tonne includes mining and milling costs, excluding depletion and amortization, materials and supplies write-down, and inventory adjustments.
(4)	AISC per silver ounce payable excludes administrative and share-based payment costs attributable to the Company’s non-producing projects and includes underground drilling costs.
(5)	Average realized price is calculated on current period sale deliveries and does not include the impact of prior period provisional adjustments in the period.
(6)	H1 2022 results were impacted by the labour action in March 2022 (the “Labour Action”), which resulted in negligible production for the month of March 2022.

Revenues decreased by $1.9 million in Q2 2022 compared to Q2 2021, driven primarily by negative provisional pricing adjustments ($1.0 million variance), lower realized silver prices, lower lead and zinc payable metals sold, partially offset by increased lead and zinc prices. H1 2022 revenues decreased by $3.2 million compared to H1 2021, impacted primarily by the Labour Action, which eliminated production for the month of March 2022 and the Q2 variances discussed above.

Production costs in Q2 2022 were consistent with Q2 2022, though cost of sales included a $0.5 million write-down of materials and supplies inventories to reflect the expected closure of Platosa in Q3 2022. Production costs for H1 2022 were consistent with H1 2021 after accounting for $0.6 million incremental polar-vortex related energy costs included in Q1 2021. Depletion and amortization expense increased $1.2 million in Q2 2022 and $1.7 million in H1 2022 compared to the comparative periods, driven primarily by the reduction in expected mine life.

Gross profit decreased by $3.6 million in Q2 2022 relative to Q2 2021 driven primarily by the $1.9 million decrease in revenue, $0.5 million write-down of supplies and materials inventories and the $1.2 million increase in depletion and amortization. Similarly, the $0.9 million gross loss for H1 2022 was driven by $1.7 million increase in depletion and amortization following the reduction in expected mine life and the $3.2 million in lower revenue discussed above.

Administrative expense decreased by $0.4 million in Q2 2022 reflecting lower share-based compensation. For H1 2022, administrative expense decreased $1.5 million, driven by the timing of annual compensation expenses (in H1 in 2021) and a reduction in personnel since H1 2021.

Exploration and holding expense decreased $1.0 million in Q2 2022 and $0.9 million in H1 2022, mainly driven by reduced exploration in Mexico in 2022 relative to the comparative periods in 2021. For a detailed breakdown, see Note 12 of the Q2 2022 Condensed Consolidated Financial Statements.

Other income or expense included realized and unrealized foreign exchange gains and losses, unrealized gains and losses on marketable securities and warrants, interest income and other non-routine income or expenses. The $0.2 million improvement in other income in Q2 2022 over Q2 2021 primarily reflected lower unrealized losses on revaluation and sale of marketable securities. The $1.9 million improvement in other income in H1 2022 includes the collection of $0.6 million in insurance proceeds, a $0.7 million improvement in foreign exchange gains and losses and a $0.7 million reduction in fair value losses on marketable securities and warrants relative to the comparative period.

Net finance expense in Q2 2022 primarily comprised $1.1 million of interest expense on the 5.75% secured convertible debentures (the “Convertible Debentures”) issued in Q3 2020, which are recorded at amortized cost and accreted to their principal amount over the term of the Convertible Debentures (Q2 2021 – $1.0 million). This interest expense consists of $0.5 million in coupon interest for both Q2 2022 and Q2 2021 and $0.6 million accretion in Q2 2022 (Q2 2021 – $0.5 million) of the face value of the Convertible Debentures using the effective interest rate method. Net finance expense in H1 2022 primarily comprised $1.9 million of interest expense on the Convertible Debentures (H1 2021 – $1.6 million), including $0.7 million in coupon interest for both H1 2022 and H1 2021, and accretion of $1.2 million (H1 2021 – $0.9 million).

Net loss increased by $2.2 million in Q2 2022 and by $1.0 million for H1 2022 relative to the comparative periods, driven by the gross losses discussed above, partly offset by lower exploration and administrative expenses.

Production cost per tonne milled decreased by 11% in Q2 2022 relative to Q2 2021, driven by a 9% increase in tonnes milled and a 3% reduction in production costs before depletion, amortization, materials and supplies write-down and inventory adjustments. For H1 2022, production cost per tonne increased due to the Labour Action in March 2022, mostly offset by a decrease in production costs before depletion, amortization, materials and supplies write-down and inventory adjustments.

Total cash cost per silver ounce payable increased in Q2 2022 relative to Q2 2021, driven primarily by a $1.4 million reduction in by-product credits, partially offset by a $1.9 million decrease in TC/RC expenses. Total cash cost per silver ounce payable in H1 2022 decreased compared to H1 2021, primarily driven by a $2.1 million decrease in TC/RC expenses, offset by lower silver ounces payable due to the Labour Action in March 2022.

AISC per silver ounce payable decreased to $19.24 in Q2 2022 compared to $26.53 in Q2 2021 driven primarily by a $1.7 million decrease in sustaining capital expenditures and a $0.3 million decrease in sustaining exploration. For H1 2022, AISC per silver ounce payable decreased to $19.34 relative to H1 2021 ($25.53), primarily driven by a $1.5 million reduction in total cash cost as discussed above, a $1.3 million reduction in sustaining capital expenditures and an $0.8 million reduction in share-based payment costs, as annual compensation grants were made in Q1 2021, partially offset by a decrease in silver ounces payable due to the Labour Action in March 2022.

All financial information is prepared in accordance with IFRS, and all dollar amounts are expressed in U.S. dollars unless otherwise specified. The information in this press release should be read in conjunction with the Company’s condensed consolidated financial statements for the periods ended June 30, 2022 and 2021, and associated management discussion and analysis (“MD&A”) which are available from the Company’s website at www.excellonresources.com and under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.com/edgar.

The discussion of financial results in this press release includes references to “cash flow from operations before changes in working capital items”, “production cost per tonne”, “cash cost per silver ounce payable”, and “AISC per silver ounce payable”, which are non-IFRS performance measures. The Company presents these measures to provide additional information regarding the Company’s financial results and performance. Please refer to the Company’s MD&A for the three and six-month periods ended June 30, 2022, for a reconciliation of these measures to reported IFRS results.

Operating Results & Outlook

Operating performance for the periods indicated below was as follows:

	Q2	Q2	H1	H1
	2022	2021	2022 (4)	2021
Tonnes mined:	21,481	21,772	36,437	42,984
Tonnes milled:	23,550	21,646	38,135	43,410
Grades:
Silver (g/t)	449	489	470	506
Lead (%)	4.19	5.14	4.60	5.24
Zinc (%)	4.70	6.48	5.45	6.61
Recoveries:
Silver (%)	90.4	87.0	89.7	88.4
Lead (%)	75.5	78.6	74.2	80.2
Zinc (%)	86.0	79.4	83.7	77.1
Production(1)
Silver – (oz)	307,494	296,013	516,875	624,760
Lead – (lb)	1,644,972	1,927,048	2,864,431	4,026,790
Zinc-(lb)	2,099,581	2,456,137	3,815,100	4,868,595
AgEq ounces (oz)(2)	545,444	487,009	928,315	1,004,825
Payable:(3)
Silver ounces – (oz)	260,694	261,854	447,101	553,821
Lead – (lb)	1,401,390	1,735,593	2,530,943	3,595,525
Zinc – (lb)	1,624,583	2,045,905	3,175,675	3,848,335
AgEq ounces (oz)(2)	450,456	425,654	796,069	868,981

(1)	Period deliveries remain subject to assay and price adjustments on final settlement with concentrate purchaser. Data has been adjusted to reflect final assay and price adjustments for prior-period deliveries settled during the period.
(2)	AgEq ounces established using average realized metal prices during the respective period applied to the recovered metal content of the concentrates to calculate the revenue contribution of base metal sales during the period.
(3)	Payable metal is based on the metals delivered and sold during the period, net of payable deductions under the Company’s offtake arrangements, and will therefore differ from produced ounces.
(4)	H1 2022 results were impacted by the Labour Action which resulted in negligible production for the month of March 2022.

Consistent throughput resumed in Q2 2022 following the Labour Action at Platosa in March 2022. Grades in 2022 were lower than 2021 due to the limited number of stopes available for production, and the majority of feed material being pillars and remnants with lower or variable grades, and higher dilution in the mined mantos.

Recoveries of lead were lower in 2022 than in the comparative periods due to lower feed grades and higher lead-oxide ratios. Zinc and silver recoveries were higher in 2022 following the rebuild of the flotation cells and modifications to reagent schemes in mid-2021.

Silver production increased due to higher recoveries in Q2 2022 vs Q2 2021 while lead and zinc production decreased mainly driven by lower feed grades and high lead-oxide ratios affecting recovery. AgEq production in Q2 2022 increased by 12%, driven by a 4% increase in silver production and an improved base metal to silver price ratio. The H1 2022 results were impacted by the Labour Action in March 2022.

As previously disclosed, the Company expects to wind down operations at Platosa during Q3 2022.

Senior Management Appointment

The Company is also pleased to announce the appointment of Nicholas Hayduk as Chief Legal Officer & Vice President, Corporate Affairs.

“Excellon is fortunate to have someone of Nick’s calibre and we are delighted to welcome him to the Excellon team,” stated Shawn Howarth, incoming President and CEO. “His broad expertise and many experiences spanning corporate law, strategy, and governance will be tremendously valuable as we move forward on our strategic and corporate development priorities.”

Mr. Hayduk has been a corporate lawyer for over 21 years, with over 15 years in senior management and executive roles at publicly-traded mining companies, most recently as Vice President, General Counsel and Corporate Secretary at Battle North Gold Corporation and, previously, as Senior Vice President, Chief Legal Officer at Lundin Mining Corporation, Senior Vice President & General Counsel at Kinross Gold Corporation, General Counsel, Operations – Canada and U.S. at Goldcorp Inc. and General Counsel, Canada at Placer Dome. Prior to joining the mining industry, Mr. Hayduk was a corporate lawyer at Blake, Cassels & Graydon LLP. Mr. Hayduk is a member of the Law Society of Ontario. He holds a Master of Business Administration (Finance) and a Law Degree from Dalhousie University, and a Bachelor of Arts (Economics / History) from the University of Alberta.

Mr. Hayduk will be taking over from Robert Corbeil, Director, Legal and Corporate Secretary, who has been a key member of Excellon’s senior management since late-2020 and is moving into a role at a mid-tier gold producer. The Board and Management of Excellon wish Mr. Corbeil the best in his future endeavours in the industry.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Kilgore, an advanced gold exploration project in Idaho with strong economics and significant growth and discovery potential; an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration; and Platosa, a high-grade silver mine producing in Mexico since 2005, scheduled to wind-down in Q3 2022, with an 11,000 hectare exploration package on Mexico’s carbonate replacement deposit (CRD) trend. The Company is also actively seeking to capitalize on current market conditions by acquiring undervalued projects in the Americas.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.

Brendan Cahill, President & Chief Executive Officer

Daniel Hall, Chief Financial Officer

info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. All statements, other than statements of historical fact, contained or incorporated by reference in this press release constitute “forward-looking statements” and “forward looking information” (collectively, “forward-looking statements”) within the meaning of applicable securities legislation in Canada and United States. Such statements include, without limitation, statements regarding expected mine life, the expected wind down of operations at Platosa during Q3 2022 and growth pipeline (including the economics, growth and discovery potential of such projects). Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, estimate, opportunities, outlook, project, scheduled, seeking, vision and similar words or expressions, or are words or statements, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations, as well as the “Risk Factors” in the Company’s most recent Annual Information Form dated March 31, 2022, and the risks, uncertainties, contingencies and other factors identified in the Company’s applicable current project technical reports and Management’s Discussion and Analysis for the year ended December 31, 2021 and quarters already ended in 2022 (and the respective accompanying financial statements). All of the Company’s public disclosure filings may be accessed under its profile at www.sedar.com and readers are urged to review these materials. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

Cautionary Note to U.S. Investors: The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource”, as used on Excellon’s website and in its press releases are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the United States Securities and Exchange Commission (the “SEC”) applicable to United States domestic and certain foreign reporting companies under Subpart 1300 of Regulation S-K (“S-K 1300”). Accordingly, information included in this press release that describes the Company’s mineral resources estimates may not be comparable with information made public by United States and certain foreign companies subject to the SEC’s reporting and disclosure requirements of S-K 1300.